Cancellation of the Decision to Issue Bonds Overseas

1. Description
The Company cancelled the decision relating to overseas issuance of bonds in consideration of high interest rates on the international bond market and the Company’s decision not to pursue the WiBro business.

2. Reason for the cancellation

1) Uncertainties on the international bond market
-After the Company had decided to issue bonds overseas, the situation of the international bond market has aggravated, resulting in rising interest rates.
2) Decision not to pursue the WiBro business
-As the Company decided not to pursue the WiBro business, the related funding requirement was eliminated.

3. Date of relevant disclosure
-March 31, 2005